UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-38728

CUSIP NUMBER
NOTIFICATION OF LATE FILING	05344R203

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2023_____________
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q

For the Transition Period Ended:__________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Avalon GloboCare Corp.
Full Name of Registrant

N/A
Former Name if Applicable

4400 Route 9 South, Suite 3100
Address of Principal Executive Office (Street and Number)

Freehold, NJ 07728
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Avalon GloboCare Corp., a Delaware corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2023 by the prescribed due date without unreasonable effort or expense because of the circumstances described below.

The Company is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2023 by the prescribed due date. Additional time is needed for the Company to compile and analyze supporting documentation related to its equity investment in Laboratory Services MSO, LLC. The Company expects to report a material weakness in its internal controls over financial reporting and its disclosure controls and procedures. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 will be filed on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Luisa Ingargiola	(732)	780-4400
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is anticipating reflecting a material impairment on its equity investment in Laboratory Services MSO, LLC.

Avalon GloboCare Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2024	By:	/s/ Luisa Ingargiola
Luisa Ingargiola Chief Financial Officer

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